SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Formalizes Joint Venture for Creation of Mexican Low-Cost Carrier

São Paulo, December 13, 2005 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), a Brazilian publicly-held company engaged in low-cost low-fare passenger air travel, announces that today it executed definitive agreements related to the joint venture to create a low-cost airline headquartered in Mexico.

The joint venture is formalized by means of the incorporation of a Mexican-controlled holding company named Controladora Prosea S.A. de C.V., in which GOL will hold 25.0% of the voting capital stock and approximately 47.6% of the total capital stock, the remaining capital being subscribed by Mexican investors.

The holding company will own the capital stock of a newly-created airline operating company, which has already filed a concession request with the Mexican authorities. The procedures regarding the necessary concessions and administrative permits should be concluded in the near future, with the beginning of the new company’s operations expected in mid-2006.

The new company will, at first, operate in the Mexican domestic market, adopting the successful “low-cost, low-fare” business model of GOL in South America. GOL will render consulting services, in areas such as schedule planning, flight operations control, safety procedures, aircraft maintenance, revenue management and accounting, cargo administration and IT solutions.

Additionally, GOL will directly participate in the governance of the new holding company, appointing three members of the nine-member board of directors and participating in management committees where GOL’s recognized expertise will enable the best application of GOL’s business model. The selection process of the company’s CEO and top executives has been initiated.

The initial capitalization of the holding company will be US$40 million, with approximately US$19 million to be invested by GOL. The operating company intends to independently acquire the aircraft it will operate and expects to announce its initial fleet composition within the next three months.

“We are excited about our partnership with GOL Airlines, and believe that the company will bring innovation and more affordable air travel to the Mexican market,” stated Fernando Chico Pardo, on behalf of the group of Mexican entrepreneurs and investors leading the project. “We expect the unique combination of the GOL model with our local knowledge to be a formula for long-term success.”

“We believe our business model is the right one for Mexican standards, we have formed a joint-venture with the right partners, and now is the right time to take this project forward. We are confident that the Mexican population will benefit from the entry of a low-cost carrier, permitting further growth and development in the market,” stated GOL’s President and Chief Executive

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Officer, Constantino de Oliveira Jr. “We expect that the adoption of GOL’s management and operating model, successful in the Brazilian market and, now, in the South American market, will contribute to the success of the new Mexican company.”

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. The Company has one of the youngest and most modern fleets in the industry resulting in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 420 daily flights to 45 major business and travel destinations in Brazil, Argentina, and Bolivia, with substantial expansion opportunities. GOL’s growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL’s shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia and 5511 2125-3200 in other countries

Contact: GOL Linhas Aéreas Inteligentes S.A.
tel.: (5511) 5033-4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br/ir

or

Media – Brazil and Latin America:	Media – U.S. and Europe:
Roberta Corbioli or Márcia Bertoncello	Meaghan Smith
MVL Comunicação (São Paulo)	Gavin Anderson & Company (New York)
Tel.: (5511) 3049-0343 / 0341	Tel.: 212-515-1904
e-mail: roberta.corbioli@mvl.com.br	e-mail: msmith@gavinanderson.com

Disclaimer

Neither this press release nor any of the transactions referred to above constitutes an offer of securities for sale in the United States or an offer to acquire or exchange securities in the United States.

Under the terms and conditions of, and in connection with, the transaction referred to above, no offer to acquire securities or to exchange securities for other securities has been made, or will be made, directly or indirectly, in or into, or by use of the mails, any means or instrumentality of interstate or foreign commerce or any facilities of a national securities exchange of, the United States or any other country in which such offer may not be made other than (i) in accordance with the tender offer requirements under the U.S. Securities Exchange Act of 1934, as amended, or the securities laws of such other country, as the case may be, or (ii) pursuant to an available exemption from such requirements.

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Special Note Regarding Forward-Looking Statements

This press release contains certain forward looking statements reflecting the current views of the management of GOL and Controladora PROSEA S.A. de C.V. with respect to, among other things, their strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits, as well as the successful integration of their businesses, projected synergies from the proposed association and other plans and objectives of management for future operations. These statements involve risks and uncertainties. The ability of GOL and Controladora PROSEA S.A. de C.V. to achieve these objectives and targets is dependent on many factors which are outside of management’s control.

In some cases, words such as “believe”, “intent”, “expect”, “anticipate”, “plan”, “target” and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

Neither GOL nor Controladora PROSEA S.A. de C.V. can assure you that the future results, level of activity, performance or achievements of the joint-venture will meet the expectations reflected in the forward-looking statements.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.